TransAlta Reports on Voting Results from the

2013 Annual and Special Meeting of Shareholders

CALGARY, Alberta (April 25, 2013) – The Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (“TransAlta” or the “Corporation”) (TSX: TA; NYSE: TAC) was held on April 23, 2013 in Calgary, Alberta. Each of the matters voted upon at the Meeting is discussed in detail in the Corporation’s Management Proxy Circular dated March 5, 2013, which can be found on TransAlta’s website: http://www.transalta.com/investor-centre/reports-and-filings/transalta-corporation/mgmt-proxy-circs. The voting results for each matter presented at the Meeting are provided below:

The total number of shares represented by shareholders present in person and by proxy at the meeting was 95,884,818, representing 37.10% of the Corporation’s outstanding shares. Shareholders in attendance at the meeting represented 165,880 shares.

  Election of Directors

The eleven director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
William D. Anderson	89,682,152	97.00%	2,774,277	3.00%
Timothy W. Faithfull	90,459,815	97.84%	1,996,614	2.16%
Dawn L. Farrell	90,722,963	98.13%	1,733,466	1.87%
Alan J. Fohrer	90,634,733	98.03%	1,821,196	1.97%
Gordon D. Giffin	89,576,104	96.88%	2,881,225	3.12%
C. Kent Jespersen	88,767,420	96.01%	3,688,805	3.99%
Michael M. Kanovsky	90,809,004	98.22%	1,647,425	1.78%
Gordon S. Lackenbauer	90,645,440	98.04%	1,809,989	1.96%
Karen E. Maidment	90,634,388	98.03%	1,822,041	1.97%
Yakout Mansour	90,690,954	98.09%	1,766,078	1.91%
Martha C. Piper	90,291,484	97.66%	2,164,945	2.34%

  Appointment of Auditors

The Appointment of Ernst & Young LLP to serve as the independent auditors for 2013 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
93,928,144	98.13%	1,790,794	1.87%

  Continuation of Shareholder Rights Plan

The vote conducted by ballot, approved the resolution continuing, ratifying, confirming and approving the Shareholder Rights Plan. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
77,917,462	84.17%	14,656,216	15.83%

  Advisory Vote on Executive Compensation

The vote conducted by ballot, approved, on an advisory basis, management’s approach to executive compensation. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
85,283,991	92.13%	7,283,908	7.87%

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540